Wellington Management Advisers, Inc.

Statement of Financial Condition
December 31, 2018

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington Management Advisers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Congress Street
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Ferri 617-790-7306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



I, Eugene Ferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Management Advisers, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eugene Ferri

Signature

Chief Financial Officer

Title

Roy P. Rossi

Notary Public

ROY P. ROSSI
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 20, 2025

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Cash Flows
☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (h) Computation of Net Capital.
☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (m) An Oath or Affirmation.
☐ (n) A copy of the SIPC Supplemental Report.
☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wellington Management Advisers, Inc.
Index to Statement of Financial Condition
December 31, 2018



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Wellington Management Advisers, Inc.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Wellington Management Advisers, Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2019

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

Wellington Management Advisers, Inc.
Statement of Financial Condition

	December 31, 2018
Assets	
Current assets:	
Cash and cash equivalents	$ 3,056,199
Receivable from affiliate	89,730
Total current assets	3,145,929
Fixed assets, net of accumulated depreciation	-
Total assets	$ 3,145,929
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	7,074
Accrued income taxes payable	23,592
Total liabilities	30,666
Contingencies and guarantees	
Shareholder's equity:	
Common stock, $1 par value: 500 shares authorized, issued and outstanding	500
Additional paid-in capital	1,999,500
Retained earnings	1,115,263
Total shareholder's equity	3,115,263
Total liabilities and shareholder's equity	$ 3,145,929

The accompanying notes are an integral part of the statement of financial condition.

1.   Organization

Wellington Management Advisers, Inc. ("WMA") was incorporated in Delaware on October 29, 2009 and is a wholly-owned subsidiary of Wellington Management Funds Holdings LLP ("WMFH"). Wellington Management Group LLP ("WMG") is the ultimate parent of WMFH and through its subsidiaries, some of which are registered as investment advisers with the United States Securities and Exchange Commission ("SEC"), including its United States subsidiary Wellington Management Company LLP ("WMC"), provides investment management and investment advisory services primarily to institutions around the world. WMA operates as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. WMA is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. WMA has a limited scope of business acting primarily as an introducing broker-dealer to offer interests in private funds sponsored by its affiliates ("Wellington Management Private Funds") and certain SEC-registered investment companies sub-advised by WMC registered under the Investment Company Act of 1940.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any references to particular accounting topics in US GAAP in the accompanying statement of financial condition is referring to the corresponding accounting topics in the Financial Accounting Standards Board Accounting Standards Codification ("ASC"), which may include guidance that is specifically applicable to nonpublic entities.

Events or transactions occurring after the period end date through the date the statement of financial condition was issued, February 22, 2019, have been evaluated in the preparation of the statement of financial condition.

Use of Estimates
The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and notes to the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash held with banks and are stated at cost, which approximates fair value. Cash balances held in banks may exceed government deposit insurance limits, where available.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the assets' estimated useful life, which is 3 years for equipment. Disbursements that materially extend the life of fixed assets are capitalized and depreciated over the remaining life of the asset.

Costs incurred to develop or obtain software for internal use are capitalized in accordance with ASC 350-40, Intangibles-Goodwill and Other. Amortization is calculated on a straight-line basis over the estimated useful life of the software, which is generally 3 years or the contract term.

Income Taxes

WMA files state and federal income tax returns. WMA provides for income taxes at the applicable statutory rates. Current income tax is based on the taxable income for the current year. Deferred income tax, if any, results principally from the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes.

Fair Value

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivables from parent, accounts payable and accrued liabilities.

Credit Risk

WMA maintains non-interest bearing cash and cash equivalent accounts at financial institutions, which may have credit risk. WMA has not experienced any losses in these accounts to date. WMA attempts to minimize this risk by monitoring the credit quality of financial institutions.

3. **Fixed Assets**

Fixed Assets at December 31, 2018 consist of:

Equipment	$47,064
Less - accumulated depreciation	(47,064)
	-

4. **Related Party Transactions-Services Agreement**

Under the Inter-Company Services Agreement ("Services Agreement"), WMA provided services to WMC primarily by introducing U.S. prospects and clients to WMC's investment management capabilities by offering interests in the Wellington Management Private Funds and certain SEC-registered investment companies sub-advised by WMC. In consideration of such services, WMC paid WMA a Services Agreement Fee in an amount equal to one hundred and five percent (105%) of all costs incurred by WMA, excluding intercompany fees charged by other WMC affiliated entities, income taxes and interest. As part of the Services Agreement, WMC agreed to make available to WMA the services of certain of its officers and employees required by WMA in the conduct of its business as well as office space, equipment, administrative and support services.

WMA had a receivable from WMC under the Services Agreement of $89,730 at December 31, 2018. Under the terms of the Services Agreement, the Right of Offset existed between WMA and WMC and effectively allowed for the offsetting of receivables and payables between WMA and WMC. Therefore, only a net receivable or payable related to the activity under this agreement is recorded on the statement of financial condition. Payments are made in full on or before March 15 following the end of the taxable year.

5.   Shareholder's Equity

WMG made an initial capital contribution of $500 in common stock and $1,999,500 in Additional Paid-in-Capital in 2010. WMG transferred its ownership in WMA to WMFH on January 1, 2015.

6.   Net Capital Requirements

WMA is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital be no more than 15 to 1.

As of December 31, 2018, WMA had net capital for this purpose of $3,025,533 which was $3,020,533 in excess of its minimum net capital requirement of $5,000. WMA's ratio of aggregate indebtedness to net capital complied with the required limit and was 1.01%, at December 31, 2018.

7.   Exemption from Rule 15c3-3

WMA does not carry customer accounts or otherwise hold customer funds. Accordingly, WMA is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(2)(i) thereof.

8.   Contingencies

In the ordinary course of business, WMA is subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, WMA is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, WMA may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.

9.   Subsequent Events

On February 14, 2019, the WMA Board of Directors approved a dividend in the amount of $450,000 to shareholder WMFH to be paid on or around February 28, 2019. The dividend does not impact WMA's net capital compliance with the regulatory requirement.